National Energy Services Reunited Corp.

777 Post Oak Blvd.

Houston, Texas 77056

(713) 293-2935

April 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: John Reynolds

Re:	National Energy Services Reunited Corp.
Registration Statement on Form S-1
Filed March 29, 2017
File No. 333-217006

Dear Mr. Reynolds:

On behalf of National Energy Services Reunited Corp., a British Virgin Islands corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 11, 2017, regarding the Registration Statement on Form S-1 filed with the Commission on March 29, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Notes to Financial Statements, page F-7

4. Private Placement, page F-12

1.	We note your response to prior comment eight on the fair value of your private placement warrants. Please further explain your valuation analysis performed including the number of similarly structured SPAC’s analyzed the date range of these transactions and the relevant industries. Additionally, explain if there was an adjustment to the fair value of the publicly traded warrants to the fair value of your private warrants for which no liquid trading market exists.

Response:

The Company determined that the 11,450,000 private warrants to be sold to our sponsor at $0.50 per private warrant (and which are exercisable for 5,725,000 ordinary shares) are expected to be sold at or above their fair value based upon the analysis of eight similarly structured SPACs, as noted below:

SPAC	Industry	Date Range Analyzed (six months)	Average Trading Price of Public Warrant	Private Placement Warrant Price
SPAC 1	Chemical and performance materials	3/9/2015 – 9/9/2015	$0.46	$0.50
SPAC 2	Healthcare services	8/13/2015 – 2/16/2016	$0.34	$0.50
SPAC 3	Transportation	9/11/2015 – 3/11/2016	$0.19	$0.50
SPAC 4	Consumer goods/services/retail	7/10/2015 – 1/8/2016	$0.51	$0.50	*
SPAC 5	Financial services	9/22/2015 – 3/22/2016	$0.56	$0.50	*
SPAC 6	None specified	12/7/2015 – 6/7/2016	$0.41	$0.50	*
SPAC 7	Oil and gas	3/29/2016 – 9/29/2016	$0.23	$0.75
SPAC 8	International energy	10/10/2016 – 4/10/2017	$0.27	$0.50

*	Since the public warrants in the units in these SPAC examples are for a half warrant to purchase one-half a share but the private placement warrants in those deals are comprised of a whole warrant to purchase one whole share, the private placement warrant prices in those examples have been adjusted for comparability purposes to reflect the cost of one-half of an underlying share.

The Company selected the first three SPACs because they have the same unit structure as the Company, which offers private placement warrants with one warrant exercisable into one-half share of stock and IPO units comprised of one share of stock and one warrant exercisable into one-half share of stock. The additional SPACs were selected based on their similarity to the Company’s unit structure in that they offered private placement warrants and IPO units comprised of stock and warrants.

The samples above include two SPACs that target the oil and gas and international energy industries. However, in order to have a range of comparable SPACs to analyze, the Company selected these additional SPACs based on their similarity to the Company’s unit structure.

The Company did not consider an adjustment to the fair value of the publicly traded warrants to address the fact that there is no liquid trading market for the private warrants because the fair value of the publicly traded warrants are considered to be at or below the fair value of the private warrants. As such, an adjustment to the fair value of the publicly traded warrants would not have impacted our conclusion.

As a result of the above analysis, the Company concluded that, generally, the average trading price (i.e., fair value) of the publicly traded warrants was lower than the sales price of the private warrants and, therefore, no compensation expense should be recognized.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Stuart Neuhauser

Stuart Neuhauser

cc: Sherif Foda

National Energy Services Reunited Corp.